Friess Associates observations for clients and Brandywine Funds shareholders
 December 31, 2008

“Happy New Year!” Never Sounded So Good

The technology sector was quiet over the holidays as companies such as Adobe Systems, Cisco Systems, Dell, Hewlett-Packard and others temporarily closed up shop. Other companies recently instituted four-day work weeks, wage freezes and other stopgap measures to save on labor costs.

These examples of companies responding to economic duress could be viewed as sidebars to the stories of bailouts, bankruptcies and layoffs that led the news cycle through the final months of 2008 and into the start of 2009. But, as much as these moves are signs of the times, they are also statements about expectations for the future. Companies want to retain their productive firepower to position themselves for the economy’s eventual recovery.

The stock market just logged one of its worst calendar years on record. The credit crisis sent an uncommonly large shockwave through the global economy, resulting in an equally uncommon market decline. Macroeconomic concerns became the overwhelming influence on stock prices. That will change and, when it does, the market is likely to become more hospitable before it’s obvious the economy is on the mend.

Years like 2008 are exceedingly rare. Stocks declined 30 percent or more in only two other calendar years of the 184 depicted in the chart on this page. While that neither provides comfort to anyone who held stocks in 2008 nor insight into performance in the year ahead, it could inspire some optimism. From one crisis to the next, stocks and the economy that influences their fortunes have proven to be remarkably resilient.

We don’t need to cite unemployment figures, retail sales trends and other gloomy data to confirm that current economic conditions are tough since everyone is already relentlessly reminded via the Internet, newspapers, radio and TV. Perhaps that’s part of the reason consumer confidence is at an all-time low, but that’s a side point. What’s important to us as investors is how the environment affects individual-company earnings.

One of our contacts at an international hotel chain told us that room cancellation fees were a top contributor to the company’s revenue in its most recently completed month. Among the limited number of potential patrons calling for rooms, he said, many made take-it-or-leave-it offers well below the rates quoted to them by the front desk.

Situations like that are difficult to get a handle on, to say the least. Companies in such spots are barely in a position to make reasonable operating forecasts, let alone investment analysts trying to assess these businesses from the outside. It’s not surprising that a December study by Birinyi Associates showed wide disagreement among Wall Street analysts for 2008 earnings with only one quarter left to complete the year. At the time, the highest 2008 consensus earnings estimates for companies in the S&P 500 Index were 38 percent higher than the lowest estimates.

Source: Value Square Asset Management, Yale University
*Market returns reflect a combination of Standard & Poor’s market index performance, back-calculated returns using Standard & Poor’s indexes and historical returns for the New York Stock Exchange compiled at Yale University.

Analysts continue to adjust their expectations. Consensus earnings estimates at the start of 2008 predicted the companies in the S&P 500 Index would grow earnings nearly 15 percent. Estimates now call for a 2008 earnings decline of nearly 9 percent.

Given the widespread uncertainty regarding earnings, we continue to concentrate our efforts on companies that enjoy a higher degree of earnings visibility. Currently, companies from the health care sector comprise the largest percentage of assets we manage, followed by consumer-related companies.

Qiagen (page 5) generates roughly 90 percent of its revenue through recurring sales of consumable products used in laboratories.While that provides above-average visibility, it also gives Qiagen a stable foundation from which to pursue new growth opportunities. The company, a pioneer in standardizing and automating the handling of genetic material in labs, is using its expertise to develop tests to identify diseases on the molecular level.

The consumer-related companies we hold are almost equally divided between companies that fulfill a staple need for consumers and those that are more sensitive to consumer discretion. Holdings include for-profit education providers, which experience increased enrollment amid growing unemployment, and warehouse club operators, which welcome more shoppers now that cost-consciousness is on the rise.

From Dollar Tree to Wal-Mart Stores, retailers that we see succeeding in the current environment offer consumers good values. The trend holds true of the restaurants in the portfolios we manage as well. McDonald’s (page 4) ensures that its food is not among the little luxuries people cut back on during tight financial times by offering a broad array of affordable menu items.

PetMed Express (page 4) offers pet owners the opportunity to buy medicines for their pets at prices 10-to-15 percent lower than they would typically cost at a vet’s office. With TV advertising rates falling with the economy’s slump, the company can spread the word about its money-saving service at an opportune time.

Of course, consumers aren’t the only ones looking to contain costs. Sykes Enterprises (page 5) operates customer-service call centers on behalf of companies that choose to outsource the function rather than run the costly operations in-house. Companies that out-source such an important part of their business want a stable partner, and Sykes boasts a balance sheet that warrants such a description.

As we begin 2009, the big question about the broad economy is less about how bad it will be than it is about how long it will be bad. Availability of credit, the issue that choked growth in 2008, will play a key role in determining the recession’s duration. U.S. loan issuance was $764 billion in 2008, down from $1.69 trillion in 2007, according to Reuters Loan Pricing Corp. Banks need to stop hoarding and recommit themselves to taking reasonable risks.

Investors appear to be gradually showing an increasing appetite for risk. After being overshadowed by the relative security of Treasuries, corporate bonds are getting some attention. The spread between investment-grade corporate debt and Treasuries spiked amid peak panic in October as investors sought safety despite meager yields. Since then, demand for corporate debt is up thanks to the promise of attractive returns and improving attitudes among investors, tightening the spread by about 100 basis points over the last two-and-a-half months.

Continuation of this trend would be good for stocks, as they become a more attractive target for new investment dollars as high-quality corporate debt yields come down.

     The state of investor sentiment as 2008 came to a close left a lot of room for improvement in 2009. Assuming sentiment improves, there’s plenty of potential liquidity on the sideline collecting almost no return. Money market mutual fund assets reached $3.83 trillion at the end of December, an amount equal to 49 percent of the S&P 500 Index’s market value at year’s end.

To state the obvious, these are uncertain times for the economy and stock market. The market is sure to move for any number of reasons in the months ahead, but we will continue to assess investment opportunities one company at a time. Each company’s stock price ultimately will reflect the earnings the company generates.

We greatly appreciate your confidence and support.

Bill D’Alonzo
Chief Executive Officer

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Benefits Become a Liability for Some

Roughly $4 trillion in retirement assets disappeared amid the sharp decline in equities in 2008, according to the Center for Retirement Research at Boston College. With nearly one-fourth of the losses in defined benefit pension plans, some companies could now struggle to make good on promised benefits at a time when overall economic conditions remain stagnant.

Participants in defined benefit plans are promised monthly benefits that are actuarially determined by an individual employee’s earnings and duration of service. Financed entirely by the employer, benefits must be paid regardless of what happens to asset values managed in the plans. It’s estimated that defined benefit plans on average held more than 60 percent of their assets in equities at the end of 2007. The market’s recent meltdown and related losses in pension assets could now threaten the earnings and cash flow of certain companies for several years.

Pension coverage by private sector employers shifted markedly in the past decade from defined benefit plans, or pensions, and toward defined contribution plans, also known as 401(k)s. The recent downturn accentuated the difference. Opening 401(k) statements in the second half of 2008 proved a painful experience for most plan participants, driving home the point that workers invest their own money and bear all the risk. Employers that match a given percentage of employee contributions retain the ability to scale back or even suspend this benefit.

Despite the shift in the plans being utilized, defined benefit pensions still account for approximately 19 percent of total retirement assets and cover millions of active participants and retirees. During recent congressional hearings related to the auto industry bailout, it was revealed that the average United Auto Workers union member makes approximately $28 per hour, but can cost domestic automakers more than $70. The difference in pay to the worker and cost to the company largely stems from pension and health care costs for retired workers.

Accounting rules require an immediate recognition of gains and losses when a defined benefit plan cumulatively reaches a certain threshold, at which time the excess or shortfall is charged against earnings over a number of years equal to the remaining expected working lives of plan participants.

Credit Suisse recently calculated that companies in the Standard & Poor’s 500 Index collectively now face a pension deficit of at least $200 billion and concluded that one-fourth of them are likely to face pension-related hits to earnings in 2009.

Additionally, following a string of bankruptcies, congress enacted the Pension Protection Act of 2006, which required companies to bring their pension plans to 100 percent funding over a seven-year period. For 2008, the target funding percentage is 92 percent. For 2009, it’s 94 percent. Generally, companies that fall short of these targets must make additional contributions to bring their pensions to fully funded status.

Our recent research on a provider of global business information services included a review of its domestic and international pension plans. The company ended 2007 with overall pension obligations just slightly larger than the overall value of its pension assets. At the end of its September quarter, the company stated in its 10‑Q filing that “due to recent equity market volatility, our U.S. pension assets decreased from approximately $1.4 billion at December 31, 2007, to approximately $1.1 billion at September 30, 2008, primarily due to negative asset performance. This will negatively impact our projected benefit obligation funded status and 2009 pension income.”

     Making our own assumptions, including that the company’s equity allocation remained where it started the year at 64 percent and that equities in the plan performed in line with a broad market index, we concluded that plan could enter 2009 underfunded by roughly $400 million. As a result, pension-related expenses could potentially increase by $16 million on a quarterly basis and new cash contribution requirements could be triggered based on the Pension Protection Act rules. These and other concerns led us to pass on buying the company right now.

The defined benefit plan of the average S&P 500 Index component is now only 80 percent funded, a sharp decline from the 104 percent funded status enjoyed at the end of 2007. Additionally, the credit crisis spurred a run-up in corporate bond yields, which are used to calculate the present value of future pension liabilities. While this worked to reduce the value of pension liabilities, the opposite will be true when yields return to more normal levels. A recently enacted law looks to reduce the cash contributions required under the current rules due to the dramatic downturn.

Stock market performance in the second half of 2008 moved retirement-related concerns to the forefront for many people and businesses. With tens of thousands of baby boomers set to retire each week over the next decade, the concerns are likely to persist. We’re keeping a close watch on how lower equity values in assets earmarked for retirement will impact individual companies in the months ahead.

- Research Team Leader John Ragard

3	Friess Associates

McDonald’s Corp., MCD

Challenging economic conditions make consumers hungry for a good deal. As they look to make the most of their dining dollars, McDonald’s uses its global reach, evolving menu and innovative business practices to make the most of the increased demand for value-priced meals.

NYSE-listed McDonald’s Corp. is perhaps the most recognized restaurateur in the world. The company consists of more than 30,000 local quick-service restaurants in over 100 countries. Nearly 80 percent of McDonald’s storefronts worldwide are independently owned and operated. Revenues, which come from the rent, royalties and fees paid by the franchisees, as well as sales in company-operated restaurants, are expected to top $23 billion for 2008.

September-quarter earnings grew 27 percent, beating estimates by 7 percent despite higher commodity costs for chicken and beef. Consumers continued to respond to McDonald’s value proposition even as other restaurant companies saw customer traffic fall. U.S. customers bought more dollar-menu items and cups of coffee, while European and Asian counterparts looking for values also purchased locally inspired snack-sized sandwiches and wraps.

Strong traffic and sales trends continued, with October and November same-store sales up 8.2 and 7.7 percent, respectively. New breakfast items, the role-out of espresso-based coffee drinks, extended hours, healthier salad and fruit menu choices, and changes to the dollar menu all contributed to growth. Monthly comparative store sales have now experienced positive increases for five consecutive years.

Friess researchers call on the largest McDonald’s franchise owners throughout the U.S., Europe, South America, Middle East and Asia Pacific to get visibility on business and cost trends shaped by some 56 million daily customers. Collectively, owners are upbeat about their 2009 profit prospects now that commodity and gasoline prices are down from 2008 highs.

Your team bought McDonald’s at 14 times 2009 earnings estimates. Wall Street predicts the company will finish 2008 with 27 percent earnings growth.

PetMed Express Inc., PETS

Despite an economic environment that some say has gone to the dogs, spending by pet owners remains resilient. Still, like any other consumer, pet owners face conditions that call for price-consciousness and prioritization. That’s good news for PetMed Express.

Nasdaq-listed PetMed Express Inc. is the nation’s largest pet pharmacy. Conducting business as 1‑800‑Pet‑Meds, the company offers prescription and non-prescription pet medications for dogs, cats and horses by phone and through its web site. PetMed’s direct-to-consumer business model allows it to sell products at price points that typically represent discounts of 10‑to‑15 percent versus veterinarian prices.

    Sales increased 15 percent to $205 million in the 12 months through September. At the end of September, the company carried $67 million in cash and short-term investments and held no long-term debt.

PetMed grew September-quarter earnings 47 percent, exceeding estimates for the seventh consecutive quarter. Gross profit margin increased as the company raised prices modestly while reducing freight costs and controlling advertising spending.

Your team spoke with Chief Financial Officer Bruce Rosenbloom about PetMed’s primary tool for attracting new customers, television advertising. The company’s commitment to TV advertising could prove beneficial in the current climate by raising awareness among pet owners about a lower-cost alternative for their non-discretionary purchases.

Plus, the presidential election was a significant source of advertising demand. With that event past and ad spending easing elsewhere in a tough economy, the pricing environment looks likely to continue favoring ad buyers.

Your team bought PetMed shares at less than 18 times earnings estimates for its fiscal year ending in March 2010. Wall Street analysts predict the company will finish its current fiscal year with 19 percent earnings growth.

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Qiagen N.V., QGEN

Biological samples are as different as their sources, but they tend to have something in common once they reach the laboratory. From medical screening and drug development to forensics and food testing, Qiagen products prepare nature’s clues in ways that help researchers find the answers they seek.

Nasdaq-listed Qiagen N.V. is the world’s leading provider of sample and assay technologies. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample. Assay technologies are then used to make targeted biomolecules, such as the DNA of a virus, visible for analysis. Qiagen serves more than 400,000 customers, including pharmaceutical companies, universities and government labs, in 40 countries. Revenue reached $866 million in the 12 months through September.

As the first company to offer standardized and automated methods for handling genetic material more than two decades ago, Qiagen’s customer relationships have grown along with the field of genetic research. The company derives about 90 percent of its revenue from recurring sales of consumable products used in labs. While enjoying this stable source of demand, Qiagen leverages its expertise in nucleic acids to develop products that enable researchers to identify disease on the molecular level.

Qiagen grew September-quarter earnings 33 percent. The company’s molecular diagnostics business jumped by 38 percent during the period, with a strong showing from Qiagen’s HPV test. HPV testing, where Qiagen holds a unique leadership position due to an acquisition in 2007, is one of the largest and fastest-growing segments in women’s health and molecular diagnostics.

Your team spoke with Chief Executive Peer Schatz about how trends toward personalized medicine expand demand for Qiagen products and services. Researchers are increasingly exploring how a patient’s genotype might be used to tailor medical care to his or her individual needs.

Your team bought Qiagen at 16 times 2009 earnings estimates. Analysts expect Qiagen to grow earnings 23 percent in 2009.

Sykes Enterprises Inc., SYKE

Given the current economic challenges, many businesses have tightened their belts in efforts to shore up their financial positions. In turn, Sykes’ own financial health places it in a unique position to sell services that help its customers improve their profitability.

Nasdaq-listed Sykes Enterprises Inc. operates call centers for Fortune 1000 companies, primarily in the communications, financial services, health care, technology, transportation and leisure industries. The company emphasizes customer support outsourcing solutions, especially on inbound technical support and customer service. More than 27,000 service representatives are spread throughout the company’s 45 contact centers in 19 countries. Revenue is expected to rise 15 percent to $816 million in 2008.

September-quarter earnings grew 57 percent, beating estimates by 68 percent even as industry peers struggled. Revenue rose 18 percent. Strong growth in international markets and tight cost controls drove results. The trend toward outsourcing remains strong globally as clients look to better manage increasingly complex and costly customer care operations. Adding new clients has resulted in better utilization levels and widening profit margins.

About half of the company’s revenue originates outside the U.S. With nearly 200 clients, no one customer represents more than 6 percent of sales. The company’s diverse customer base, mix of clients offering different services and global footprint have helped maintain stable growth despite domestic economic uncertainty.

Your team spoke with Chief Executive Charles Sykes regarding the increased due diligence large companies are performing on potential outsourcing partners. Debt free with $220 million in cash, Sykes’ balance sheet is the best in the industry, making it an attractive and stable partner.

Your team bought Sykes at 16 times 2008 earnings estimates. Analysts predict the company will finish the year with 51 percent earnings growth.

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James Gowen

From drugs to beauty products, brand names continue to give up ground to lower-cost alternatives. It’s an ongoing trend, but one that James Gowen believes is gathering momentum as economic conditions make cost the key consideration for consumers of over-the-counter and prescription health products.

James is a Research Team Leader. While James employs a generalist approach to picking stocks like other Friess researchers, his track record shows that he grasps important nuances particular to specific sectors such as health care, energy and technology.

Recent research in the health care arena generated feedback about growing price sensitivity, ultimately leading James to investigate Teva Pharmaceutical Industries and Perrigo Co., two companies that prove saving money for consumers can be a profitable endeavor. Teva is a generic pharmaceutical manufacturer, while Perrigo makes private label over-the-counter health and beauty products.

“People want to get the most for their money, particularly now,” James said. “The companies that offer safe, comparable quality products at a significant discount are well-positioned to grow their businesses despite the challenging environment.”

James bolstered his confidence in the companies by interviewing company management, pharmacy workers, competitors, retailers, doctors, customers, health care consultants and suppliers, among others. He credits his Research Manager Amy Mottola, who organizes his calls, visits and conference attendance, for enabling him to perform all that research and more.

“With the help of Amy and the other Research Managers, the full Friess research team can conduct as many as 100 interviews each day,” James said.

James has more than two decades of experience picking stocks, including seven years with Friess Associates. Prior to joining the firm, he was a principal and portfolio manager for E.R. Taylor Investments in New Hampshire. He focused mainly on technology companies and was a key member of the firm’s investment committee.

Before that, James was an analyst and member of the portfolio management team at Pennsylvania-based Gardner Lewis Asset Management. James started his research career with Inverness Counsel in New York, rising to become Vice President, Portfolio Management and Equity Research during his time there.

James earned a bachelor of arts degree from Macalester College. He also earned the Chartered Financial Analyst designation.

On the Cutting Edge...
Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Seeking a Truer Roll
A team from South Korea’s Seoul National University believes its new golf-ball design can lead to more made putts. Grooves replace dimples on the ball’s surface, creating a triangular pattern. The team claims that eliminating dimples eliminates hundreds of indentations that can send a golf ball off its intended line when putting through no fault of the golfer. With grooves covering less surface area, the team says its ball is less prone to disagreeing with putters. The grooved ball reportedly provides lift like a dimpled ball, resulting in similar distance. Neither of the world’s golf governing bodies currently addresses ball surface pattern design in its rules beyond requiring symmetry, leaving the door open to adoption if the ball is mass produced and well-received.

Caffeine Can’t Hide
An estimated one-fourth of coffees and teas that claim to be decaffeinated contain significant amounts of caffeine. Thanks to Silver Lake Research of Monrovia, California, there’s an easy way for the caffeine-conscious to avoid unknowingly downing a cup of juiced-up joe. Silver Lake’s D+caf Test Strip includes antibodies developed by the company that produce lines when introduced to fluid containing caffeine. Twenty test strips sell for $9.95.

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David Park

A knack for numbers is a useful quality in the investment business and, over the past 11 years, David Park in our Jackson office has proved to be quite a useful guy. From performance data analysis to developing unique reports on behalf of clients, David’s skill set makes him an asset to his teammates whether they pick stocks, serve clients or perform administrative duties.

“David studies our best and worst performing stocks each week and provides the research team reports that allow us to spot positive trends or impending trouble within the portfolio,” said Chief Executive Bill D’Alonzo. “He has an exceptional ability to perform complex data and performance analysis to produce actionable observations that help us in all areas of our business.”

David was part of the first group of professionals to earn a Certificate in Investment Performance Measurement (CIPM), a relatively new certification program offered by CFA Institute intended to set high standards for professionals in the investment performance evaluation and presentation fields. David used his knowledge in performance measurement to help our firm become compliant with the Global Investment Performance Standards (GIPS).

Due to an intimate knowledge of the Friess investment strategy, David also plays important roles on our client liaison team. He helps respond to requests for proposal from potential investors, hosts shareholders and other visitors to the Jackson office, and gives presentations to groups of investors. David works on projects involving compliance, trading and information systems when needed as well.

“Whether he shares an important observation on one of our holdings or makes sure somebody’s laptop can access our database from the road, David increases our research team’s effectiveness by freeing up our time to make calls to company managements, competitors, customers and suppliers,” Research Team Leader Ethan Steinberg said.

Born and raised in Houston, David earned a bachelor of science degree in mechanical engineering from The University of Texas at Austin. He worked for a software company and a consulting firm before joining Friess Associates. David also spent four years as a field engineer working in the Alaskan oil patch.

As an avid outdoorsman, David is thrilled to live in Jackson Hole, where he enjoys telemark and alpine skiing in the winter and cycling, hiking, kayaking and fly-fishing in the summer.

Coating Contributes to Self Preservation
Based in Champaign, Illinois, Autonomic Materials plans to offer a chemical additive that equips coatings with the ability to heal themselves when scratched and, thus, to stave off corrosion. Ships, pipelines, oil rigs and other painted metal structures in harsh environments are logical applications considering the costs involved with idling them for regular repainting. The coating technology, first developed at the University of Illinois, consists of two kinds of microcapsules, with one kind containing a caulk-like polymer and the other containing a catalyst to activate it. Scratching a coated surface tears the capsules, releasing their contents into the crack, where the polymer recoats the scratch. Working through partnerships with major coating companies, Autonomic Materials expects the technology to become commercially available in coming months.

Liquid Wood
Tecnaro, a German company, believes “liquid wood” represents an environmentally friendly alternative to petroleum-based plastics with applications in the toy, automotive and construction markets, among others. The material, called Arboform, is derived from lignin, a natural polymer that makes up almost one-third of all wood plants. Lignin for Tecnaro’s purposes is abundantly available given that it is a byproduct of paper manufacturing. Tecnaro mixes specific lignin and natural fibers to create a material with the favorable acoustical properties of wood that can be injection-molded like synthetic plastics.

7	Friess Associates

Growth Catalysts Drive Investment Opportunity

While past performance is no guarantee of future results, history has shown that over the long term the stock market tends to go up. Still, the long-term benefits of stock investing seem overshadowed by the considerable challenges currently facing global economies. As the larger economic picture eventually comes into focus, our strategy will continue to concentrate on pinpointing individual companies best positioned to prosper.

At the core of our investment strategy is the premise that individual-company earnings trends drive stock prices. We look for fundamentally solid companies where we believe a specific timetable of near-term catalysts, such as a new product cycle, new market opportunity, change in management, new marketing strategy or change in the competitive landscape, will drive higher-than-anticipated earnings growth.

While businesses catering to cost-conscious shoppers have attracted attention in the recent downturn, some stand out as better suited to capitalize on the “trade-down” trend than others. For example, Wal-Mart Stores was undertaking a number of strategic initiatives aimed at igniting earnings growth well before economic forecasts darkened. Cost reduction programs,inventory rationalization, traffic acceleration efforts and sophisticated advertising campaigns now contribute to positive comparable-store sales growth despite troubles for other general merchandisers. Likewise, holding Family Dollar Stores benefits from tilting its long-term strategy toward consumer staples, including food and cleaning products.

We purchased American Italian Pasta in September this year following fraud convictions that led to an entirely new management team and a beaten-down share price. Through our research on other holdings, including The Kroger Company and Safeway, we learned that consumers were placing more pasta in their grocery baskets as a low-cost dinner option. The largest U.S. producer of dry pasta, American Italian Pasta also benefits as demand increases from retail chains looking to sell their own private brands that use the company’s pasta products. Higher overall sales growth is accompanied by expanding profit margins thanks in part to falling prices for durum wheat.

Recent acquisitions increased the depth and breadth of holding MedAssets’ revenue cycle management software offerings. With one-quarter of hospitals losing money right now, the company’s software takes aim at inefficient and increasingly complicated health care reimbursement systems and can often reduce accounts receivable by more than 20 percent.

Friess holding Cubist Pharmaceuticals stands to benefit after signing an exclusive agreement to promote an antibiotic from British pharmaceutical giant AstraZeneca PLC. We expect that Cubist’s strong relationships with infectious-disease specialists and acute-care providers will help maximize the partnership’s profitability.

In addition to developing our own unique picture and expectations of each company’s earnings prospects, we search for solid fundamentals and healthy balance sheets, including low debt, high returns on equity and sustainable cash flows. Since we typically aim to own companies before their success is fully reflected in their stock prices, we only buy companies that sell at reasonable multiples of earnings estimates.

The driving force behind our strategy is a team of more than two dozen internal research professionals and additional independent research consultants who perform as many as 100 interviews each week with company managements, customers, competitors and suppliers. These interviews include private company sources that don’t appear on the radar screens of many Wall Street analysts.

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.
Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.
Fund holdings and sector weightings are subject to change at any time and are not recommendations to buy or sell any securities. Earnings growth rates quoted refer solely to the estimated earnings growth rates of the average investment holding of Friess client portfolios based on consensus estimates and not to the actual performance of the portfolios themselves. As of December 31, 2008, Cubist Pharmaceuticals, Dollar Tree Stores, Family Dollar Stores, The Kroger Co., McDonald’s Corp., Perrigo Co., Qiagen N.V., Teva Pharmaceutical Industries and Wal-Mart Stores represented 0.67, 0.83, 3.12, 3.04, 2.36, 3.41, 1.60, 2.20 and 3.94 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Kroger, McDonald’s, Teva and Wal-Mart at 4.74, 4.24, 4.31 and 5.56 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date.
Friess Associates, LLC		Friess Associates of Delaware, LLC
P.O. Box 576		P.O. Box 4166
Jackson, WY 83001	Editorial Staff: Chris Aregood and Adam Rieger	Greenville, DE 19807
(307) 739-9699 • (307) 739-0899 fax		(302) 656-3017 • (302) 656-7644 fax

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